UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Epizyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29428V104

(CUSIP Number)

George Lloyd, Esq.

RP Management, LLC, 110 E. 59th Street, 33rd Floor

New York, NY 10022

(212) 883-2280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,666,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,666,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,666,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON HC, IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RPI Finance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,666,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,666,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,666,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pablo G. Legorreta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,666,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,666,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,666,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON HC, IN

Item 1.	Security and Issuer

Reference is made to the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “Commission”) by RP Management, LLC (“RP Management”), RPI Finance Trust (“RPIFT”), and Pablo G. Legorreta (collectively, the “Reporting Persons”) with respect to the Common Stock, $0.0001 par value (the “Common Stock”) of Epizyme, Inc., a Delaware corporation (the “Issuer”) on November 18, 2019 (the “Original Schedule 13D”). Except as expressly provided herein, this Amendment No. 1 to Schedule 13D (“Amendment No. 1”) does not modify any of the information previously reported in the Original Schedule 13D. The principal executive offices of the Issuer are located at 400 Technology Square, Cambridge, MA 02139.

Item 2. Identity and Background

(a)	No changes to Item 2(a) of the Original Schedule 13D are made by this Amendment No. 1.
(b)	No changes to Item 2(b) of the Original Schedule 13D are made by this Amendment No. 1.
(c)	No changes to Item 2(c) of the Original Schedule 13D are made by this Amendment No. 1.
(d)	No changes to Item 2(d) of the Original Schedule 13D are made by this Amendment No. 1.
(e)	No changes to Item 2(e) of the Original Schedule 13D are made by this Amendment No. 1.
(f)	No changes to Item 2(f) of the Original Schedule 13D are made by this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On November 6, 2019, RPIFT acquired 6,666,667 shares of Common Stock (the “Shares”) and a three-year warrant to purchase 2,500,000 shares of Common Stock (the “Warrant” and together with the Shares, the “Securities”) in a private placement pursuant to that certain Purchase Agreement, dated November 4, 2019, by and between RPIFT and the Issuer (the “Purchase Agreement”). The aggregate purchase price paid by RPIFT to the Issuer for the Securities and other assets acquired pursuant to the Purchase Agreement was $100,000,000. The source of funds for the purchase of the Securities is the working capital of RPIFT.

Additionally, pursuant to the Purchase Agreement, the Issuer had the option to sell an additional $50 million of Common Stock to Royalty Pharma until May 6, 2021 at a maximum price of $20.00 per share, provided that the ten-day volume-weighted average trading price of the Common Stock for the ten consecutive trading days immediately preceding the date on which the Issuer exercises such right must be greater than $8.00 per share. The Issuer exercised this option on December 30, 2019 and on February 11, 2020, the Issuer issued and sold to RPIFT 2,500,000 shares of Common Stock (the “Put Shares”) at a price of $20.00 per share. The source of funds for the purchase of the Put Shares is the working capital of RPIFT.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

RPIFT acquired the Securities and the Put Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, exercising the Warrant in whole or in part, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law. Any such transactions, if they occur at all, may take place at any time and without prior notice. Additionally, in connection with the acquisition of the Securities by RPIFT, the Issuer increased the size of its board of directors by one and appointed Mr. Legorreta, designated by RPIFT, to serve as a Class III member of its board of directors.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	No changes to Item 5(a) of the Original Schedule 13D are made by this Amendment No. 1.
(b)	No changes to Item 5(b) of the Original Schedule 13D are made by this Amendment No. 1.
(c)	The information set forth in the second paragraph of Item 3 of this Amendment No. 1 is incorporated by reference herein.
(d)

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock covered by this Schedule 13D.

(e)	No changes to Item 5(e) of the Original Schedule 13D are made by this Amendment No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to Item 6 of the Original Schedule 13D are made by this Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits

No changes to Item 7 of the Original Schedule 13D are made by this Amendment No. 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RP Management, LLC

February 21, 2020	By:	/s/ Pablo G. Legorreta
Chief Executive Officer

RPI Finance Trust

February 21, 2020	By:	RP Management, LLC, its Administrator

	By:	/s/ Pablo G. Legorreta
Chief Executive Officer

Pablo G. Legorreta

February 21, 2020	By:	/s/ Pablo G. Legorreta

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)